April 15, 2020

Jeffrey M. Soinski
Chief Executive Officer
Avinger, Inc
400 Chesapeake Drive
Redwood City, CA 94063

       Re: Avinger, Inc
           Registration Statement on Form S-1
           Filed April 8, 2020
           File No. 333-237596

Dear Mr. Soinski:

       We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

Registration Statement on Form S-1 filed on April 8, 2020

Description of Securities
Description of Capital Stock, page 26

1. Refer to Section 7.4 of your Amended and Restated Certificate of Incorporation, which identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." Please describe here the exclusive forum provision and disclose whether this provision applies to actions arising under the
       Securities Act or Exchange Act. We note in this regard that Section 27 of the Exchange
       Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules or regulations thereunder, and Section
       22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and
 Jeffrey M. Soinski
Avinger, Inc
April 15, 2020
Page 2
      regulations thereunder. If this provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the
      Securities Act or Exchange Act.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Christine Westbrook at 202-551-5019 or Celeste Murphy at 202-551-
3257 with any questions.



                                                             Sincerely,
FirstName LastNameJeffrey M. Soinski
                                                             Division of
Corporation Finance
Comapany NameAvinger, Inc
                                                             Office of Life
Sciences
April 15, 2020 Page 2
cc:       David F. Marx, Esq.
FirstName LastName